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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             LAKELAND BANCORP, INC.
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             (Exact name of registrant as specified in its charter)

        New Jersey                                     22-2953275
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   (State of incorporation)              (I.R.S. Employer Identification No.)

         250 Oak Ridge Road, Oak Ridge, New Jersey                  07438
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     (Address of principal executive offices)                    (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(b) of the Act:

                                         Name of each exchange on which
Title of each class to be so registered  each class is to be registered
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                                      NONE

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value
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Item 1.  Description of Registrant's Securities to be Registered.

The authorized capital stock of Lakeland Bancorp, Inc. ("Lakeland") consists of 40,000,000 shares of common stock, no par value. The following description of the Lakeland common stock sets forth certain general terms of the Lakeland common stock. The following summary is not complete.

Dividend Rights. The holders of Lakeland common stock are entitled to receive dividends, when, as and if declared by the Lakeland Board of Directors out of funds legally available therefor. The only statutory limitation on payment of dividends is that dividends may not be paid when Lakeland is insolvent. Since the funds used to pay dividends come primarily from the earnings of Lakeland's bank subsidiaries, as a practical matter, any restrictions on the ability of Lakeland Bank or The National Bank of Sussex County ("NBSC") to pay dividends to Lakeland will act as a restriction on the amount of dividends paid by Lakeland.

Lakeland Bank is subject to restrictions on the payment of dividends contained under the New Jersey Banking Act of 1948. Under that act, Lakeland Bank, may pay dividends only if, upon payment of each such dividend, its capital stock will not be impaired and either (1) the bank will have a surplus of not less than fifty percent of its capital stock or (2) the payment of the dividend will not reduce the surplus of the bank. NBSC may not declare dividends in excess of the current year's earnings, plus the retained earnings from the prior two years, without prior approval from the Office of the Comptroller of the Currency. In addition, if NBSC sustains losses that exceed its aggregate retained earnings, NBSC may not pay dividends until the losses are recovered.

Under the Financial Institutions Supervisory Act, the FDIC has the authority to prohibit a state-chartered bank from engaging in conduct which, in the FDIC's opinion, constitutes an unsafe or unsound banking practice. Under certain circumstances, the FDIC could claim that the payment of a dividend or other distribution by Lakeland Bank or NBSC to Lakeland constitutes an unsafe or unsound practice. In addition, because the FDIC insures the deposits of Lakeland Bank and NBSC, each bank is precluded from paying dividends or distributing any of its capital assets to its parent corporation if it is in default on any assessment due to the FDIC.

Lakeland is also subject to certain Federal Reserve Board policies which may, in certain circumstances, limit its ability to pay dividends. The Federal Reserve Board policies require, among other things, that a bank holding company maintain a minimum capital base. The Federal Reserve Board would likely seek to prohibit any dividend payment which would reduce a holding company's capital below these minimum amounts. Similar capital restraints are imposed upon Lakeland and NBSC by their primary bank regulators.

The policy of the Federal Reserve Board provides that a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support such subsidiary banks in circumstances in which it might not do so absent such policy. This policy may serve to limit Lakeland's ability to pay dividends.

Voting Rights. At meetings of stockholders, holders of Lakeland common stock are entitled to

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one vote per share. The quorum for stockholders' meetings is a majority of the outstanding shares entitled to vote represented in person or by proxy. Except as indicated below, all actions and authorizations to be taken or given by stockholders require the approval of a majority of the votes cast by holders of Lakeland common stock at a meeting at which a quorum is present.

The Lakeland Board of Directors is divided into three classes, each class being as nearly equal in number of directors as possible. Approximately one-third of the entire Lakeland Board of Directors is elected each year and the directors serve for terms of up to three years, and, in all cases, until their respective successors are duly elected and qualified.

The exact number of directors and the number constituting each class is fixed from time to time by resolution adopted by a majority of the entire Board of Directors. The affirmative vote of at least eighty percent of the outstanding voting stock of Lakeland is required to amend or repeal the provisions of the Lakeland certificate of incorporation relating to the classification of the Board of Directors. In addition, stockholders may remove any director from office only for cause, as defined in the Lakeland certificate of incorporation.

The Lakeland certificate of incorporation contains a minimum price provision. If a "controlling party" proposes to acquire by merger, consolidation, sale, exchange or lease of all or substantially all of the assets of Lakeland, the proposed transaction will require the affirmative vote of (1) not less than 80% of the outstanding shares entitled to vote on the transaction and (2) not less than 67% of the outstanding shares of voting stock of Lakeland held by stockholders other than the controlling party. However, these voting requirements will not apply if (1) the proposed transaction is approved by a majority of Lakeland's Board of Directors, or (2) the stockholders of Lakeland are offered consideration in an amount equal to or in excess of an amount determined in accordance with a formula contained in Lakeland's certificate. A "controlling person" is defined in the Lakeland certificate to include persons who own or control 20% or more of Lakeland's voting stock at the time of the proposed transaction.

Liquidation Rights. In the event of liquidation, holders of Lakeland common stock are entitled to receive ratably any assets distributed to stockholders.

Assessment and Redemption. All outstanding shares of Lakeland common stock are fully paid and nonassessable. Lakeland common stock is not redeemable.

Preemptive and Conversion Rights. Holders of Lakeland common stock do not have conversion rights or preemptive rights with respect to any securities of Lakeland.

Other Matters. Lakeland can issue new shares of authorized but unissued Lakeland common stock without stockholder approval. The affirmative vote of at least eighty percent of the outstanding voting stock of Lakeland is required to amend or repeal the provision of the Lakeland certificate of incorporation relating to the issuance of capital stock of Lakeland.

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Lakeland's certificate of incorporation provides for exculpation from liability for the directors of Lakeland, to the fullest extent permitted by law, for the breach of any duty owed to Lakeland or its stockholders.

Item 2.  Exhibits.

1. Registrant's Certificate of Incorporation, as amended, is incorporated by reference to Exhibit 3.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

2.       By-laws of Lakeland Bancorp, Inc. are incorporated by reference to
         Exhibit 4.2 to the Registrant's Registration Statement on Form S-3 (No. 33-34099) filed with the SEC on March 30, 1990.


                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


DATE:  February 18, 2000  LAKELAND BANCORP, INC.


                      By:    /s/ Roger Bosma
                             ---------------
                      Name:  Roger Bosma
                      Title: President and
                             Chief Executive Officer

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